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                                                                    Exhibit 99.2





                                CFX CORPORATION
                                   TO ACQUIRE
                           COMMUNITY BANKSHARES, INC.



         Keene, N.H., March 24, 1997 - CFX Corporation (AMEX: CFX), headquartered in Keene, New Hampshire and Community Bankshares, Inc. ("Community") (NASDAQ: CBNH), headquartered in Concord, New Hampshire, announced today that they have signed a definitive agreement under which CFX will acquire Community and Community's bank subsidiaries, Concord Savings Bank, headquartered in Concord, New Hampshire and Centerpoint Bank, headquartered in Bedford, New Hampshire.

         Based on an exchange ratio of 2.2:1 and on the closing price of CFX common stock on March 21, 1997 of $17.25, the indicated value of the transaction would be $37.95 per Community share, for a total aggregate consideration of approximately $96 million. The agreement also provides CFX with an option to acquire up to 19.9% of the outstanding shares of Community common stock under certain circumstances.

         In connection with the merger, Concord and Centerpoint will be merged into CFX's New Hampshire banking subsidiary, CFX Bank. The addition of these new banks will bolster CFX Bank's position as the largest locally-owned banking enterprise in New Hampshire. The Bank's and consolidated CFX Corporation's total assets will grow to approximately $2.3 and $2.7 billion, respectively, after the mergers of Concord Savings Bank, Centerpoint Bank, the previously announced acquisition of Portsmouth Bank Shares, Inc. (NASDAQ: POBS), and planned increases in the balance sheet leverage associated with the Portsmouth transaction.

         In announcing the transaction, Peter J. Baxter, President and Chief Executive Officer of CFX Corporation stated, "I am very pleased that CFX will affiliate with such a strong and growing community banking franchise. The markets served by Community provide CFX the number two position in the attractive Merrimack County and enhances our existing position in Belknap, Hillsborough and Rockingham Counties.

         We anticipate that after 30% ($5 million pre-tax) expense savings, the transaction will be accretive to earnings per share in the first year. Upon consummation of the merger, CFX will take a special charge of approximately $4.8 million to earnings for one-time costs of the transaction."

         Mr. Baxter added, "I am also pleased to announce that Douglas Crichfield, President and Chief Executive Officer of Community will become the President and Chief Executive Officer of CFX Bank. Doug brings to the Company a wealth of banking experience and is a great addition to the Company's overall management team.



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         Doug Crichfield stated, "The combination of Community's affiliates,
Concord Savings Bank and Centerpoint Bank with CFX Bank, and the recently announced acquisition of Portsmouth Savings Bank creates a New Hampshire banking company with a strong geographic presence in all of the major banking markets in New Hampshire. It brings together three New Hampshire community banking companies that trace their roots back to the 1800's. Our expanded organization will be the leading community banking franchise based in New Hampshire, with a shared commitment to servicing the needs of our local markets. The many complementary strengths of CFX, Concord Savings and Centerpoint will enable us to significantly enhance the array and quality of our banking products and services. I am particularly pleased with being able to offer CFX's Trust and Investment Services to our customer base."

         Pursuant to the definitive agreement, each outstanding share of Community will be converted into 2.2 shares of CFX common stock. If the average price of CFX common stock for the fifteen trading days preceding the effective date of the merger is between $18.18 and $20.00, the exchange ratio floats between 2.2 and 2.0 shares. The exchange ratio will be 2.0 shares of CFX common stock for each Community share if the average CFX stock price exceeds $20.00. Community may terminate the agreement if the average price of CFX common stock is below $13.50 per share unless CFX agrees to increase the exchange ratio.

         Three Community Bankshares Directors will join the CFX Board and three will become Directors of CFX Bank. The transaction is tax free to the shareholders of Community and is subject to regulatory approval and the approval of both CFX's and Community's shareholders. It is anticipated that the transaction will be accounted for by the pooling-of-interests method of accounting.

         The parties expect to complete the transaction in the third quarter of 1997.

         CFX Corporation is a multi-bank holding company with total assets of $1.6 billion as of December 31, 1996. The Company's three banking subsidiaries are CFX Bank, headquartered in Keene, New Hampshire, Orange Savings Bank, headquartered in Orange, Massachusetts, and The Safety Fund National Bank, headquartered in Fitchburg, Massachusetts. CFX Mortgage, Inc., CFX Bank's mortgage banking subsidiary, services approximately $765 million in mortgage loans for others. In addition, CFX Funding L.L.C., a 51% owned subsidiary of CFX Bank that engages in the facilitation of lease financing and rated securitizations, now services over $100 million in leases for others. The Company operates 43 full service offices, 2 loan production offices, and 68 automated teller and remote service banking locations in New Hampshire and central Massachusetts, and operates a trust division with assets of approximately $370 million.

         As of December 31, 1996, Community had total assets of $550 million, eleven branches located in Merrimack, Hillsborough, Belknap and Rockingham Counties, and a distribution of ATM locations throughout the State.

         Upon completion of the acquisition of Community and Portsmouth Bank Shares, Inc., CFX will have $2.7 billion in assets, 57 full service banking offices, 2 loan production offices and 88 automated teller and remote service locations in New Hampshire and central Massachusetts. The combined Company will have a portfolio of loans serviced for others in excess of $1.1 billion.

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